The Target Portfolio Trust
For the period ended 6/30/07
File number 811-7064

SUB-ITEM 77-D
Policies With Respect to Security Investment


THE TARGET PORTFOLIO TRUST (r)

AMENDMENT DATED FEBRUARY 7, 2007 TO THE PROSPECTUS DATED APRIL 28, 2006

This supplement amends the Prospectus of The Target Portfolio Trust (the Trust) and is in addition to any existing supplement to the Trust's Prospectus. All of the changes contained in this supplement will be effective on or about May 29, 2007, unless otherwise noted.

All of the changes disclosed in this supplement may not apply to you, including, but not limited to, if you are a beneficial owner of shares of the Trust or if the disclosure pertains to a share class that you do not own.

1. The third paragraph under the caption "How to Sell Your Shares" is replaced with the following paragraph:

Generally, we will pay you for the shares that you sell within seven days after the Program sponsor receives your sell order. If you are selling shares you recently purchased with a check, we may delay sending you the sale proceeds until your check clears, which can take up to 7 days from the purchase date.

2.              The first paragraph under the caption "Automatic
Reinvestment of Dividends and/or Distributions" is revised as follows:

Automatic Reinvestment of Dividends and/or Distributions For the convenience of investors, all dividends and distributions are automatically reinvested in full and fractional shares of each of the Funds at net asset value per share on the payment date, unless the Directors determine otherwise. An investor may direct the TARGET Program sponsor in writing not less than five full business days prior to the payment date to have subsequent dividends and/or distributions paid in cash rather than reinvested. However, dividends of less than $10.00 will not be paid out in cash but will be automatically reinvested into your account. Shareholders investing through Plan accounts cannot elect to receive dividends and distributions in cash. Any shareholder who receives dividends or distributions in cash may subsequently reinvest any such distribution at net asset value by returning the check or the proceeds to the TARGET Program sponsor within 30 days after the payment date. Such reinvestment will be made at the net asset value per share next determined after receipt of the check or proceeds by the TARGET Program sponsor.